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Rule 424(b)(3)
Registration No. 333-132201

PRICING SUPPLEMENT dated January 24, 2007
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

Toyota Motor Credit Corporation
Medium-Term Notes, Series B
Principal-Protected Base Metals Basket Notes Due 2010

        Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PB96

Principal Amount (in Specified Currency): $30,000,000
Issue Price: 100.0%
Pricing Date: January 24, 2007
Original Issue Date: January 29, 2007
Stated Maturity Date: January 29, 2010
Interest Rate: 0.0%. There will be a minimum Return Amount at Maturity.
Interest Payment Dates: Not Applicable

Return Amount: At Maturity, TMCC will repay the Principal Amount plus a Return Amount linked to the percentage change over the term of the Notes of an equally weighted (by unit price per ton) basket (the "Basket") of the following three base metals: aluminum, copper and zinc (each, a "Component Commodity," and collectively, the "Component Commodities"); provided that the Return Amount shall be at least 3% (1% per annum) of the Principal Amount and may not exceed 62.5% of the Principal Amount. See "Additional Terms of the Notes—Payment at Maturity."
Net Proceeds to Issuer: 100%
Agent's Discount or Commission: See "Use of Proceeds and Hedging."
Agent: Citigroup Global Markets Inc.
Agent's Capacity: Principal
Calculation Agent: Citibank, N.A.
Day Count Convention: 30/360
Business Day Convention: Modified Following
Redemption: Not Applicable
Redemption Dates: Not Applicable
Notice of Redemption: Not Applicable
Repayment: Not Applicable
Optional Repayment Date(s): Not Applicable
Repayment Price: Not Applicable
Specified Currency: U.S. dollars
Minimum Denominations: $1,000 Principal Amount
Form of Note: Book-entry only

ADDITIONAL TERMS OF THE NOTES

Payment at Maturity

        At Maturity, TMCC will repay the Principal Amount of the Notes plus an amount (the "Return Amount") equal to the greater of (i) the Principal Amount multiplied by 125% of the Basket Return (as defined below), and (ii) 3% of the Principal Amount; provided that the Return Amount may not exceed 62.5% of the Principal Amount.

        "Basket Return" means a fraction, expressed as a percentage, equal to:

        "Aluminum (Final)" is the U.S. dollar closing cash price per ton of high grade primary aluminum on the London Metals Exchange (the "LME") on the Valuation Date as quoted on Reuters page SETTMAL01.

        "Aluminum (Initial)" is US$2,953.00, the U.S. dollar closing cash price per ton of high grade primary aluminum on the LME on the Pricing Date as quoted on Reuters page SETTMAL01.

        "Copper (Final)" is the U.S. dollar closing cash price per ton of copper—Grade A on the LME on the Valuation Date as quoted on Reuters page SETTMCU01.

        "Copper (Initial)" is US$5,671.50, the U.S. dollar closing cash price per ton of copper—Grade A on the LME on the Pricing Date as quoted on Reuters page SETTMCU01.

        "Zinc (Final)" is the U.S. dollar closing cash price per ton of special high grade zinc on the LME on the Valuation Date as quoted on Reuters page SETTMZN01.

        "Zinc (Initial)" is US$3,808.00, the U.S. dollar closing cash price per ton of special high grade zinc on the LME on the Pricing Date as quoted on Reuters page SETTMZN01.

        "Valuation Date," with respect to a Component Commodity, is the date that is two Business Days prior to the Stated Maturity Date, unless such day is not a trading day, in which case the Valuation Date will be the trading day immediately preceding such day.

        "Initial Price" of a Component Commodity is the U.S. dollar closing cash price per ton of such Component Commodity on the LME on the Pricing Date as quoted on the relevant Reuters page for such Component Commodity, as described above.

        "Final Price" of a Component Commodity is the U.S. dollar closing cash price per ton of such Component Commodity on the LME on the Valuation Date as quoted on the relevant Reuters page for such Component Commodity, as described above.

        The "closing cash price" of each Component Commodity will be determined by reference to its official closing price or cash settlement price on the LME on the applicable date, as reported by Reuters.

        If a Market Disruption Event (as defined below) occurs on the Valuation Date, the Calculation Agent will determine the Final Price for each Component Commodity as follows:

  (1)
  with respect to those Component Commodities included in the Basket that did not suffer a Market Disruption Event on the Valuation Date, by utilizing the U.S. dollar closing cash price for such Component Commodity the Valuation Date, and

  (2)
  with respect to those Component Commodities included in the Basket that did experience a Market Disruption Event on the Valuation Date, by utilizing the U.S. dollar closing cash price for such Component Commodity on the trading day immediately preceding the Valuation Date, on which a Market Disruption Event did not occur.

        A "trading day" means any day on which the LME is scheduled to be open for its regular trading sessions.

        Notwithstanding anything to the contrary in the Prospectus Supplement, "Business Day" with respect to the Notes means a day that is both (i) a London Banking Day, and (ii) a New York Business Day (as defined in the Prospectus Supplement).

Ranking

        The Notes will be unsecured general obligations of TMCC and will rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

Amounts Payable at Maturity—Hypothetical Examples

        The table below presents examples of the payment at Maturity of the Notes on a hypothetical investment of $1,000 in Principal Amount of the Notes under various scenarios based on various hypothetical Final Prices for each Component Commodity. The table is based on the following assumptions:

  •
  Principal Amount: $1,000

  •
  Initial Price of each Component Commodity on the Pricing Date:

Aluminum:	$2,800
Copper:	$6,900
Zinc:	$4,300
  •
  The Notes are purchased at their initial sale to the public and held to Maturity.

  •
  The maximum Return Amount per Note is 62.5% of the Principal Amount.

        Because the Return Amount per Note will be at least 3% (1% per annum) of the Principal Amount, TMCC will pay at Maturity at least $1,030 per $1,000 in Principal Amount of the Notes. As the maximum Return Amount per Note is assumed to be 62.5% of the Principal Amount, payment at Maturity will be no greater than $1,625 per $1,000 in Principal Amount of the Notes.

        The table below is for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount paid at Maturity of the Notes will depend on the actual Initial Price and Final Price of each Component Commodity and the actual maximum Return Amount.

Hypothetical Final Price
			Hypothetical Basket Return	125% of Hypothetical Basket Return	Hypothetical Return Amount (per $1,000 Notes)
Aluminum	Copper	Zinc
$2,000.64	$2,003.19	$2,000.22	-51.0000%	-63.7500%	$30.00
2,809.64	4,393.19	3,310.22	-19.6681	-24.5851	30.00
3,588.70	3,889.04	2,499.77	-19.1117	-23.8896	30.00
2,076.38	4,844.31	4,806.35	-14.6201	-18.2752	30.00
2,608.11	4,738.69	4,075.27	-14.4677	-18.0846	30.00
3,335.06	3,730.91	4,001.54	-11.2535	-14.0669	30.00
2,910.00	7,010.00	4,303.00	1.8642	2.3303	30.00
2,232.97	8,998.03	4,111.00	1.9200	2.4000	30.00
2,422.96	9,040.03	4,109.53	4.3733	5.4666	68.33
2,462.91	6,604.08	5,864.22	6.6832	8.3540	104.42
1,586.39	10,141.36	6,298.40	16.7024	20.8781	260.98
3,912.07	9,111.31	3,438.38	17.2424	21.5530	269.41
3,564.27	8,522.38	5,809.00	28.6337	35.7922	447.40
4,524.10	10,246.62	6,242.33	51.7490	64.6863	625.00

        The actual prices of the Component Commodities on the Pricing Date and the Valuation Date may bear little relation to the hypothetical prices shown above.

Calculation Agent

        Citibank, N.A. will act as the Calculation Agent. The Calculation Agent will determine the Return Amount. In addition, the Calculation Agent will determine whether there has been a Market Disruption Event (as defined below). All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Notes. TMCC may appoint a different Calculation Agent from time to time after the date of this pricing supplement without the consent of or notifying holders of the Notes.

        The Calculation Agent will provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the amount to be paid at Maturity on or prior to 11:00 a.m. (New York City time) on the New York Business Day immediately preceding the Stated Maturity Date.

        Citibank, N.A. is an affiliate of Citigroup Global Markets Inc. Citigroup Global Markets Inc. will purchase the Notes as principal from TMCC for resale.

Market Disruption Events

        Certain events (each, a "Market Disruption Event") may prevent the Calculation Agent from calculating the Basket Return and therefore the Return Amount, if any, that is due at Maturity. A Market Disruption Event with respect to a Component Commodity means any of the following:

  •
  the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the LME (without taking into account any extended or after-hours trading session), in any Component Commodity;

  •
  the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the LME (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the LME or otherwise, in option contracts or futures contracts related to any Component Commodity, which are traded on any major U.S. exchange; or

  •
  the failure on any day of the LME or Reuters to publish the official daily closing cash prices for that day for any Component Commodity;

in each case as determined by the Calculation Agent in its sole discretion.

        For purposes of determining whether a Market Disruption Event has occurred:

  •
  a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the LME;

  •
  a suspension in trading on the LME (without taking into account any extended or after-hours trading session), in any Component Commodity, by reason of a price change reflecting the maximum permitted price change from the previous trading day's settlement price will constitute a Market Disruption Event; and

  •
  a suspension of or material limitation on trading on the LME will not include any time when that exchange is closed for trading under ordinary circumstances.

        If a Market Disruption Event occurs on the Valuation Date, the Final Price of each Component Commodity will be determined as described under "—Payment at Maturity."

Adjustments to the Basket and the Component Commodities Prices

        The composition of the Basket and/or the method of determining the closing cash price for each Component Commodity may be adjusted from time to time by the Calculation Agent, in its sole discretion, as follows:

  •
  If an official closing cash price is not available for a Component Commodity for whatever reason, then the Calculation Agent may, in its sole discretion, take such action, including adjustments to the Basket or to the method of determining such closing cash price as it deems appropriate. By way of example, and without limitation, if an official closing cash price is not available for a Component Commodity on the LME, the Calculation Agent may, in its sole discretion, determine such closing cash price for that Component Commodity by reference to a futures contract for the Component Commodity traded on the LME or another exchange or market or to its bid on another exchange or market for the Component Commodity for delivery on the Valuation Date.

  •
  If the method of determining the closing cash price for any Component Commodity is changed in a material respect by the LME, the Calculation Agent may take such action, including adjustments to the Basket or to the method of determining the closing cash price of that Component Commodity, as it deems appropriate. Although TMCC is not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the Stated Maturity Date.

  •
  If, for whatever reason, there is any discrepancy between the closing cash price for a Component Commodity as reported by Reuters and the official closing price or cash settlement price on the LME on the applicable date, the official closing price or cash settlement price on the LME shall control.

        No adjustments will be made unless the Calculation Agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the closing cash price as an economic benchmark for the affected Component Commodity. Such adjustments, if any, may be made by the Calculation Agent at any time, or from time to time, on or prior to the Stated Maturity Date.

THE BASKET

        The Basket is an equally weighted basket of the following three commodities: aluminum, copper and zinc.

The London Metals Exchange

        The closing cash prices of the Component Commodities are determined by reference to the official cash settlement prices of the Component Commodities for cash delivery on the LME. The following discussion of the operation of the LME is based on publicly available information and is provided for informational purposes only. Each investor should make its own investigation into the LME to determine whether the Notes are a suitable investment for it.

        The LME was established in 1877 and is the principal non-ferrous metal exchange in the world on which contracts for delivery of aluminum, copper and zinc, among other metals, are traded. In contrast to U.S. futures exchanges, the LME operates as a principals' market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting "back-to-back" contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for daily delivery (referred to as a "prompt date") from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may be established for monthly delivery from the seventh month following the date of such contract up to 63, 27 and 15 months forward (depending on the commodity underlying the contract). Further, because it is a principals' forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

        The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the Financial Services Authority in the United Kingdom.

        The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 a.m. to 1:15 p.m. and from 3:10 p.m. to 4:35 p.m., London time. The two sessions are each broken down into two rings made up of five minutes' trading in each contract. After the second ring of the first session the official prices for the day are announced. In addition to the ring trading and telephone markets, an official exchange operated electronic trading platform is available. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

        Copper has traded on the LME since its establishment. The copper contract was upgraded to high grade copper in November 1981 and again to today's Grade-A contract which began trading in June 1986. Primary aluminum was introduced as a 99.5% contract in December 1978 and today's 99.7% high grade contract began in August 1987. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum.

The Component Commodities

  Aluminum

        The closing cash price of aluminum is determined by reference to the official U.S. dollar closing cash price per ton of high grade primary aluminum on the LME. The price of aluminum is primarily affected by the global demand for and supply of aluminum, and is also influenced from time to time by speculative actions and by currency exchange rates.

        Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the transportation, packaging and building sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or availability and pricing levels. There are substitutes for aluminum in various applications (e.g., wood and steel in buildings). Their availability and price will also affect the demand for aluminum.

        The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

  Copper

        The closing cash price of copper is determined by reference to the official U.S. dollar closing cash price per ton of copper—Grade A on the LME. The price of copper is primarily affected by the global demand for and supply of copper, and is also influenced from time to time by speculative actions and by currency exchange rates.

        Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

        Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. Chile is the largest producer of copper concentrate. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. Output has fallen particularly sharply in the "African Copperbelt" and in Bougainville, Papua New Guinea.

  Zinc

        The closing cash price of zinc is determined by reference to the official U.S. dollar settlement price per ton of special high grade zinc on the LME for cash delivery. The price of zinc is primarily affected by the global demand for and supply of zinc, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.

        Demand for zinc is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the galvanized steel industrial sector. This sector is in turn heavily dependent on the automobile and construction sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or availability and pricing levels.

        The supply of zinc concentrate (the raw material) is dominated by Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

Historical Final Prices of the Component Commodities

        The Basket was created solely for purposes of the offering of the Notes and will be used solely to determine the Basket Return and the related Return Amount for the Notes. The Basket Return does not reflect all markets for the Component Commodities. Closing cash prices of the Component Commodities have fluctuated in the past and may, in the future, experience significant fluctuations. TMCC cannot make any assurance that the future market prices of the Component Commodities will result in holders of the Notes receiving a Return Amount greater than 3% (1% per annum) of the Principal Amount of their Notes on the Stated Maturity Date. TMCC does not make any representation to holders of the Notes as to the performance of the Basket or the Component Commodities.

        The following tables set forth the high and low closing cash prices (USD/ton) of the Component Commodities for each quarter from January 1, 2001 through December 31, 2006, and the period from January 1 through January 24, 2007, as quoted on Reuters. Past movements of the Component Commodities are not indicative of future closing cash prices. TMCC has not independently verified the closing cash prices set forth in the tables below. The actual prices of the Component Commodities at or near the Valuation Date may bear little relation to the historical prices shown below.

Quarterly High and Low Prices of Aluminum (USD/ton)

	High	Low
2001
Quarter
First	$1,737.00	$1,469.00
Second	1,593.00	1,437.00
Third	1,452.50	1,319.50
Fourth	1,430.00	1,243.00
2002
Quarter
First	1,438.00	1,313.00
Second	1,398.00	1,318.00
Third	1,370.00	1,279.00
Fourth	1,399.00	1,275.50
2003
Quarter
First	1,459.00	1,340.50
Second	1,440.50	1,314.50
Third	1,505.00	1,378.00
Fourth	1,592.50	1,415.00
2004
Quarter
First	1,754.00	1,578.50
Second	1,826.00	1,575.00
Third	1,812.00	1,647.00
Fourth	1,964.00	1,748.00
2005
Quarter
First	2,031.50	1,809.00
Second	1,991.00	1,694.00
Third	1,909.00	1,675.00
Fourth	2,289.00	1,831.00
2006
Quarter
First	2,634.00	2,267.00
Second	3,275.00	2,397.50
Third	2,614.00	2,367.50
Fourth	2,886.00	2,480.00
2007
Quarter
First (through January 24)	2,953.00	2,682.00

        The closing cash price (USD/ton) of aluminum on January 24, 2007 was $2,953.00.

Quarterly High and Low Prices of Copper (USD/ton)

	High	Low
2001
Quarter
First	$1,837.00	$1,664.00
Second	1,729.00	1,550.00
Third	1,572.00	1,402.50
Fourth	1,540.50	1,319.00
2002
Quarter
First	1,650.50	1,421.00
Second	1,689.50	1,551.00
Third	1,667.50	1,434.50
Fourth	1,649.50	1,429.00
2003
Quarter
First	1,728.00	1,544.50
Second	1,711.50	1,564.00
Third	1,824.50	1,638.00
Fourth	2,321.00	1,790.50
2004
Quarter
First	3,105.50	2,337.00
Second	3,170.00	2,554.00
Third	3,066.00	2,700.00
Fourth	3,287.00	2,835.00
2005
Quarter
First	3,424.50	3,072.00
Second	3,670.00	3,113.00
Third	3,978.00	3,444.00
Fourth	4,650.00	3,905.00
2006
Quarter
First	5,527.50	4,537.00
Second	8,788.00	5,561.00
Third	8,233.00	7,230.00
Fourth	7,740.00	6,290.00
2007
Quarter
First (through January 24)	6,201.00	5,450.00

        The closing cash price (USD/ton) of copper on January 24, 2007 was $5,671.50.

Quarterly High and Low Prices of Zinc (USD/ton)

	High	Low
2001
Quarter
First	$1,053.00	$976.00
Second	987.50	869.00
Third	868.50	767.00
Fourth	810.50	732.50
2002
Quarter
First	842.50	759.00
Second	829.00	745.50
Third	829.00	725.50
Fourth	823.50	737.50
2003
Quarter
First	810.50	755.00
Second	809.00	741.00
Third	863.00	781.00
Fourth	1,008.00	834.00
2004
Quarter
First	1,155.50	1,002.00
Second	1,125.00	967.00
Third	1,023.00	943.00
Fourth	1,270.00	1,004.50
2005
Quarter
First	1,430.00	1,197.50
Second	1,365.50	1,216.00
Third	1,439.00	1,165.00
Fourth	1,915.00	1,405.00
2006
Quarter
First	2,690.50	1,912.00
Second	3,990.00	2,710.00
Third	3,671.50	3,125.50
Fourth	4,619.50	3,369.50
2007
Quarter
First (through January 24)	4,259.00	3,611.00

        The closing cash price (USD/ton) of zinc on January 24, 2007 was $3,808.00.

        The following graphs set forth the daily closing cash prices of the Component Commodities from January 2001 through December 2006. The historical closing cash prices of the Component Commodities should not be taken as an indication of future closing prices or the value of the Notes. TMCC obtained the closing cash prices used to compile the graph from Reuters, without independent verification.

RISK FACTORS

        Investing in the Notes involves a number of risks. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. The Notes do not pay interest on a current basis. Investing in the Notes is not equivalent to investing directly in the Component Commodities. An investment in the Notes entails other risks not associated with an investment in conventional debt securities. Potential investors should consider carefully the following discussion of risks before deciding whether to invest in the Notes.

The Notes Differ from Conventional Debt Securities and Do Not Pay Interest on a Current Basis

        The terms of the Notes differ from those of conventional debt securities in that TMCC will not pay interest on the Notes on a current basis. If the product of the Principal Amount and 125% of the Basket Return is equal to or less than 3% of the Principal Amount, TMCC will pay only $1,030 for each $1,000 in Principal Amount of Notes held at Maturity. Therefore, the return on an investment in the Notes may be less than the amount that would be paid on an ordinary debt security. The return at Maturity of only $1,030 for each $1,000 in Principal Amount of the Notes will not compensate a holder for any loss in value due to inflation and other factors relating to the value of money over time.

Relatively High Closing Cash Prices of Component Commodities During the Term of the Notes Will Not Be Reflected in the Payment Made at Maturity if the Final Price of Such Component Commodities Is Lower Than Such Interim Closing Cash Prices of Such Component Commodities

        The Final Prices of the Component Commodities will be determined two Business Days prior to Maturity. The closing cash prices of the Component Commodities on such date might be substantially lower than the prices of the Component Commodities during the term of the Notes. This difference between the interim prices during the term of the Notes and the Final Price of the Component Commodities could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the Notes or if there is significant volatility in the prices of the Component Commodities during the term of the Notes. For example, if the prices of the Component Commodities steadily increase during the initial term of the Notes and then steadily decrease back to the Initial Price, the Final Prices of such Component Commodities may be significantly less than the closing levels of such Component Commodities at their peak. Under these circumstances, holders of the Notes might receive a significantly smaller payment at Maturity than they would have received if the maturity date of the Notes had been at or near the peak rather than on the actual Stated Maturity Date.

The Notes May Not Pay More than 103% of the Principal Amount at Maturity, and the Principal Amount is Protected Only if a Holder Holds Its Notes to Maturity

        If the product of the Principal Amount and 125% of the Basket Return is equal to or less than 3% of the Principal Amount, TMCC will pay only $1,030 for each $1,000 in Principal Amount of Notes held at Maturity.

        A holder of the Notes will receive the Principal Amount of the Notes plus at least 3% (1% per annum) of the Principal Amount if it holds the Notes to Maturity, subject to the ability of TMCC to pay its obligations. If a holder sells its Notes in the secondary market prior to Maturity, it will not receive principal protection on the portion of the Notes sold.

The Return Amount is Limited

        Because the Return Amount may not exceed 62.5% of the Principal Amount, there will be a limit on the Return Amount a holder of the Notes will receive at Maturity despite the performance of the Basket Return over the term of the Notes.

Ownership of the Notes Does Not Entitle Holders to Any Rights with Respect to Any Component Commodities or Futures or Forward Contracts on the Component Commodities

        Holders of the Notes will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the Component Commodities or futures contracts on the Component Commodities. Even if the closing cash prices of the Component Commodities increases above the Initial Price of such Component Commodities during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the prices of the Component Commodities to increase while the market value of the Notes declines.

Secondary Trading May Be Limited

        The Notes will not be listed on an organized securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow holders to trade or sell the Notes easily.

        Citigroup Global Markets Inc. may act as a market maker for the Notes, but is not required to do so. Because TMCC does not expect that other market makers will participate significantly in the secondary market, if any, for the Notes, the price at which holders may be able to trade Notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If at any time Citigroup Global Markets Inc. does not act as a market maker, it is likely that there will be little or no secondary market for the Notes.

Lack of Regulation by the CFTC

        Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator" (a "CPO"). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, TMCC will not be registered with the CFTC as a CPO and holders of the Notes will not benefit from the CFTC's or any non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a "futures commission merchant" ("FCM"). TMCC is not registered with the CFTC as an FCM and holders of the Notes will not benefit from the CFTC's or any other non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

Trading in the Component Commodities Can Be Volatile Based on a Number of Factors that TMCC Cannot Control

        Trading in the Component Commodities is speculative and can be extremely volatile. Market prices of the Component Commodities may fluctuate rapidly based on numerous factors, including but not limited to: changes in supply and demand relationships; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; technological developments; and changes in interest rates. These factors may affect the prices of the Component Commodities and the value of the Notes in varying ways, and different factors may cause the value of the Component Commodities included in the Basket, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of the Notes

        The commodity markets are subject to disruptions due to various factors, including but not limited to the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any force majeure event (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the prices of the Component Commodities or the manner in which it is calculated and therefore, the value of the Notes.

Many Factors Affect the Trading Value of the Notes; These Factors Interrelate in Complex Ways and the Effect of Any One Factor May Offset or Magnify the Effect of Another Factor

        The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the prices of the Component Commodities. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

        The prices of the Component Commodities are expected to affect the trading value of the Notes.    TMCC expects that the market value of the Notes will depend substantially on the amount, if any, by which the prices of the Component Commodities exceeds or does not exceed the Initial Price. However, if a holder were to sell Notes when the prices of the Component Commodities exceed the Initial Price, such holder might receive substantially less than the amount that would be payable at Maturity based on that value because of the expectation that the prices of the Component Commodities will continue to fluctuate until the Final Prices are determined.

        Changes in the levels of interest rates are expected to affect the trading value of the Notes.    TMCC expects that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, the trading value of the Notes should decrease and, conversely, if United States interest rates decrease, the trading value of the Notes should increase.

        Changes in the volatility of the Component Commodities are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the prices of the Component Commodities increases or decreases, the trading value of the Notes may be adversely affected. In addition, the Basket includes only three commodities and, as a result, price volatility in these Component Commodities will likely have a greater impact on the Return Amount than it would on a broader commodities basket.

        As the time remaining to the Stated Maturity Date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease.    TMCC anticipates that before the Stated Maturity Date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the levels or prices of the Component Commodities. This difference will reflect a "time premium" due to expectations concerning the value of the Return Amount during the period before the Stated Maturity Date of the Notes. However, as the time remaining to the Stated Maturity Date of the Notes decreases, TMCC expects that this time premium will decrease, lowering the trading value of the Notes.

        Changes in the credit ratings of TMCC may affect the trading value of the Notes.    The credit ratings of TMCC are an assessment of its ability to pay its obligations. Consequently, real or anticipated changes in TMCC's credit ratings may affect the trading value of the Notes. However, because the return on the Notes is dependent upon factors in addition to the ability of TMCC to pay its obligations under the Notes, such as the percentage change in the prices of the Component Commodities shortly prior to Maturity relative to the Pricing Date, an improvement in the credit rating of TMCC will not reduce other investment risks related to the Notes.

        Changes in correlation among the prices of the Component Commodities may affect the value of the Notes.    Correlation is the extent to which the values of the Component Commodities included in the Basket increase or decrease to the same degree at the same time. To the extent that correlation among the Component Commodities changes, the value of the Notes may be adversely affected. For example, if the price of one Component Commodity decreases sharply and the others appreciate slightly or remain unchanged, expectations concerning the value of the Return Amount may diminish which may cause the value of the Notes to decline. Moreover, a sharp decrease in the price of one Component Commodity relative to the others may cause the Basket Return to be such a percentage that the Return Amount will be limited to 3% (1% per annum) of the Principal Amount.

        In general, assuming all relevant factors are held constant, TMCC expects that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. TMCC expects, however, that the effect on the trading value of the Notes of a given change in the value of the Return Amount will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

There Are Specific Risks Associated with the Component Commodities Included in the Basket

        Aluminum.    Market prices for aluminum are highly volatile and are affected by numerous factors, with the two principal factors being the level of economic activity in the main consuming markets and the rate of supply of new metal from producers. Other factors influencing market prices for aluminum include disruptions in aluminum output, the level of metal exports from Russia, producer cut-backs and speculative activity.

        Production of aluminum is a three-stage process beginning with the mining of bauxite. The mining of bauxite occurs mainly in the tropics, with the major producing regions being the Caribbean, South America, Africa, Southeast Asia and Australia. Fluctuation in the supplies of bauxite or social or political disruptions in the major producing regions could affect the value of the Return Amount. The production of aluminum from alumina is a power-intensive process and a continuous supply of electrical power is essential. A significant proportion of aluminum production capacity is located close to resources of hydroelectric power. Other economical energy sources for producing aluminum include low-grade coal and waste gases from oil production. However, disruptions in the supply of energy to aluminum producers or an increase in the cost thereof could affect the value of the Return Amount. Furthermore, a significant proportion of western world aluminum production capacity is controlled by a small number of companies, and such producers have in the past implemented temporary curtailments of output. Such efforts at supply curtailment (or the cessation thereof) could affect the value of the Return Amount. Aluminum's major end-uses include applications in the transportation, construction, packaging and electrical industries. Potential for substitution exists in all areas, although considerations including relative weight and cost often limit substitution levels. However, the development of a substitute product could adversely affect the value of the Return Amount.

        In the event of sudden disruptions in the supplies of aluminum, such as those caused by war, accidents, weather of acts of terrorism, aluminum prices and, consequently, the value of the Return Amount, could become extremely volatile and unpredictable. Also, sudden and dramatic declines in aluminum prices as may occur, for example, upon cessation of hostilities that may exist in countries producing aluminum or upon the discovery of significant additional sources or reserves of the raw materials necessary to produce aluminum (e.g., bauxite or electricity), the introduction of new or previously withheld supplies into the market (e.g., aluminum from the former Soviet Union) or the introduction of substitute products of commodities, could have a significant adverse effect on the value of the Return Amount and on the value of the Notes. In addition, the price of aluminum has on occasion been subject to very rapid and significant short-term changes due to speculative activities which, if such activities result in a price decrease, may cause the value of the Notes to decrease.

        Copper.    The price of copper is primarily affected by the global demand for, and supply of, copper. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper.

        Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from countries that have experienced political instability and upheaval and, as a result, copper supply has been affected by strikes, financial problems and terrorist activity in recent years.

        Zinc.    The price of zinc is primarily affected by the global demand for and supply of zinc, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important to demand for zinc given that the use of zinc in the manufacture of galvanized steel accounts for a significant percentage of world-wide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. Growth in the production of galvanized steel will drive zinc demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. The supply of zinc concentrate (the raw material) is dominated by Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. Low prices for zinc in the early 1990s tended to discourage such investments.

Risks Relating to Trading of Component Commodities on the LME

        The closing cash prices of aluminum, copper and zinc will be determined by reference to the U.S. dollar settlement prices of the Component Commodities for cash delivery on the LME. Investments in securities linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. In addition, the LME is a principals' market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, depending on the underlying commodity, a contract may be entered into on the LME calling for daily delivery from one day to three months following the date of such contract and for monthly delivery from the seventh month following the date of such contract up to 63 months following the date of such contract, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the valuation date, the U.S. dollar settlement prices used to determine the closing cash prices of aluminium, copper and zinc, and consequently the Return Amount, could be adversely affected.

Historical Prices of the Component Commodities Should Not Be Taken as an Indication of the Future Prices of the Component Commodities During the Term of the Notes

        The closing cash prices of the Component Commodities will be influenced by complex and interrelated political, economic, financial and other factors that can affect the markets in which those commodities are traded and the values of those commodities themselves. As a result, it is impossible to predict whether the closing cash prices of the Component Commodities will rise or fall.

The Basket Is Not Diversified and May Be Subject to Greater Volatility Than a Broadly Diversified Basket, Which May Adversely Affect the Market Price of the Notes

        Because the Notes are linked to a Basket comprised of only three Component Commodities, the Basket will be less diversified than other funds or investment portfolios that invest in a broad range of commodities and, therefore, could experience greater volatility. An investment in the Notes may therefore carry risks similar to a concentrated investment in a limited number of commodities.

TMCC and its Affiliates Have no Affiliation with the LME and Are Not Responsible for Its Public Disclosure of Information

        TMCC and its affiliates are not affiliated with the LME in any way and have no ability to control or predict any of its actions, including any errors in or discontinuation of disclosure regarding any of its methods or policies relating to the determination of the closing cash prices of the Component Commodities. The LME is not under any obligation to continue to determine the closing cash prices for the Component Commodities. If the LME discontinues, or materially changes the method of determining the closing cash prices for the Component Commodities, it may become difficult to determine the market value of the Notes or the Return Amount. Under these circumstances, the Calculation Agent in its sole discretion may designate a successor provider of closing cash prices. If the Calculation Agent determines in its sole discretion that no comparable provider of closing cash prices exists, the Return Amount will be determined by the Calculation Agent in its sole discretion.

        TMCC has derived the information about the Component Commodities and the LME in this prospectus supplement from publicly available information, without independent verification. Neither TMCC has nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the Component Commodities or the LME contained in this prospectus supplement. An investor in the Notes should make its own investigation into the Component Commodities and the LME. In addition, each prospective investor should consult its legal advisors in determining the appropriate treatment of the Notes under any applicable capital or similar rules, and under applicable tax and accounting requirements. Furthermore, prospective investors whose investment activities are subject to investment laws and regulations or to review by certain authorities may be subject to restrictions on investment in certain types of securities, which may include the Notes. Prospective investors should review and consider such restrictions prior to investing in the Notes.

The Calculation Agent May Modify the Composition of the Basket and the Determination of the Prices of the Component Commodities

        The composition of the Basket and the method of calculating the closing cash prices of the Component Commodities may be adjusted by the Calculation Agent from time to time upon the occurrence of certain extraordinary events. For example, if the method used for determining the closing cash price of a Component Commodity is changed in a material respect by the LME, or if a closing cash price is not available for a Component Commodity for any reason, then the Calculation Agent may take such action, including adjustments to the Basket or to the method of calculating the closing cash price of that Component Commodity, as it deems appropriate. Such changes could adversely affect the Return Amount and, consequently, the value of the Notes.

The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

        A holder of the Notes should also consider the tax consequences of investing in the Notes. The Notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, as described in the section of this pricing supplement called "United States Federal Income Taxation." Under this treatment, a U.S. taxable investor will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement) even though there will be no payments on the Notes prior to Maturity. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at Maturity, of the Notes generally will be treated as ordinary income. Non-U.S. investors may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of this pricing supplement called "United States Federal Income Taxation."

        Investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trading by Citigroup Inc. or its Affiliates in the Component Commodities May Affect the Return on the Notes

        Citigroup Inc., the holding company of Citigroup Global Markets Inc. and Citibank N.A., and certain other of its affiliates may, from time to time, trade in some or all of the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities (including futures contracts and options on futures contracts traded on futures exchanges in the United States and other countries, and commodity options and swaps). Also, Citigroup Inc. may issue or any of its affiliates may underwrite other financial instruments with returns linked to the prices of the Component Commodities or the Component Components and derivative commodities. These trading and underwriting activities could affect the prices of the Component Commodities in a manner that would be adverse to the holder's investment in the Notes. With respect to any such activities, neither Citigroup Inc. nor any of its other affiliates has any obligation to take the needs of any buyers, sellers, holders or issuers of the Notes into consideration at any time.

UNITED STATES FEDERAL INCOME TAXATION

        The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes. This discussion applies to an initial holder of Notes purchasing the Notes at their issue price for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the

U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or if a holder of Notes is subject to special treatment under the U.S. federal income tax laws, such as:

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  a tax-exempt entity;

  •
  a dealer in securities or foreign currencies;

  •
  a person holding the Notes as part of a hedging transaction, "straddle," conversion transaction, or integrated transaction, or who has entered into a "constructive sale" with respect to the Notes;

  •
  a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

  •
  a trader in securities, foreign currencies or commodities, or a dealer in commodities that elects to apply a mark-to-market method of tax accounting; or

  •
  a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

        As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

        The following discussion only applies to a "U.S. Holder" of Notes. A "U.S. Holder" is a beneficial owner of a Note that is for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        The Notes are "Contingent Notes" as described in the accompanying prospectus supplement and will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, the Notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

        TMCC is required to determine a "comparable yield" for the Notes. The "comparable yield" is the yield at which TMCC could issue a fixed rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes. TMCC has determined that the "comparable yield" is an annual rate of 5.16%, compounded semi-annually.

        Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a "projected payment schedule" in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to Maturity on the Notes equal to the comparable yield. Based on its determination of the comparable yield, the "projected payment schedule" per $1,000 principal amount Note consists of a single payment of $165.13 on the Stated Maturity Date.

        Based on TMCC's determination of the comparable yield and projected payment schedule, the following table states the amount of interest that will be deemed to have accrued with respect to a $1,000 principal amount Note during each calendar year (assuming semi-annual accrual periods, and that the Return Amount does not become fixed more than 6 months prior to Maturity of the Notes):

Calendar Year	OID Deemed to Accrue During Calendar Year (Per $1,000 Principal Amount)	Total OID Deemed to have Accrued from Original Issue Date (Per $1,000 Principal Amount) as of End of Calendar Year
Original Issue Date through December 31, 2007	$48.00	$48.00
January 1, 2008 through December 31, 2008	$54.77	$102.77
January 1, 2009 through December 31, 2009	$57.64	$160.41
January 1, 2010 through the Stated Maturity Date	$4.72	$165.13

Neither the comparable yield nor the projected payment schedule constitutes a representation by TMCC regarding the actual amount, if any, that will be paid on the Notes.

        For U.S. federal income tax purposes, a U.S. Holder is required to use TMCC's determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the IRS. Regardless of a U.S. Holder's accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward to reflect amounts received on sale, exchange or retirement of a Note (as described below).

        Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

  •
  the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

  •
  divided by the number of days in the accrual period; and

  •
  multiplied by the number of days during the accrual period that such U.S. Holder held the Notes.

        For U.S. federal income tax purposes, the "adjusted issue price" of a Note is its issue price increased by any interest income previously accrued.

        Upon a sale, exchange or retirement of a Note (including at its Maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and such holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by such holder in respect of the Note. A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if a U.S. Holder recognizes a loss above certain thresholds, such holder may be required to file a disclosure statement with the IRS. U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

        Special rules will apply if the Return Amount becomes fixed more than six months prior to the Stated Maturity Date. For purposes of the preceding sentence, the Return Amount will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, in this case a U.S. Holder would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the Note. A U.S. Holder's tax basis in the Note and the character of any gain or loss on the sale of the Note could also be affected. U.S. Holders are urged to consult their tax advisers concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

        The following discussion only applies to a "Non-U.S. Holder" of Notes. A "Non-U.S. Holder" is a beneficial owner of a Note that is for U.S. federal income tax purposes:

  •
  a nonresident alien individual;

  •
  a foreign corporation; or

  •
  a nonresident alien fiduciary of a foreign estate or trust.

        "Non-U.S. Holder" does not include an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, such an individual should consult his own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

        Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale or exchange of the Notes, will be exempt from U.S. federal income tax (including withholding tax) provided generally that such holder has fulfilled the certification requirement described below and such amounts are not effectively connected with such holder's conduct of a U.S. trade or business.

        The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that such holder is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements.

        If a Non-U.S. Holder is engaged in a trade or business in the United States and if the income or gain on the Note, if any, is effectively connected with such holder's conduct of such trade or business, although exempt from the withholding tax discussed above, such holder will generally be subject to regular U.S. income tax on such income or gain in the same manner as if such holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, such holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. A Non-U.S. Holder to which this paragraph applies is urged to consult its tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax.

        Notes held by a Non-U.S. Holder that is an individual will not be included in such holder's estate for U.S. federal estate tax purposes, provided that interest on the Notes is not then effectively connected with such holder's conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

        Interest paid on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its Maturity) will be subject to information reporting if a holder is not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions. A Non-U.S. Holder that complies with the identification procedures described in the preceding section will generally establish an exemption from backup withholding.

        Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

ADDITIONAL CONSIDERATIONS

        Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.

USE OF PROCEEDS AND HEDGING

        The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus supplement.

        To provide a hedge to TMCC, an affiliate of Citigroup Global Markets Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount of $30,000,000 during the term of the Notes in exchange for receiving the Return Amount in respect of the Notes from the affiliate of Citigroup.

        Citigroup Global Markets Inc. will pay its financial consultants that sell the Notes to investors a commission of up to 1.5% of the principal amount of the Notes sold.

QuickLinks

Table of Contents
ADDITIONAL TERMS OF THE NOTES
THE BASKET
Quarterly High and Low Prices of Aluminum (USD/ton)
Quarterly High and Low Prices of Copper (USD/ton)
Quarterly High and Low Prices of Zinc (USD/ton)
RISK FACTORS
UNITED STATES FEDERAL INCOME TAXATION
ADDITIONAL CONSIDERATIONS
USE OF PROCEEDS AND HEDGING